Exhibit 99.1

Ad Hoc Announcement

For Immediate Release

GPC Biotech and Pharmion Announce Results of Overall Survival Analysis from the Satraplatin Pivotal Phase 3 Trial

  Overall survival results do not achieve statistical significance
  GPC Biotech schedules conference call for Wednesday, October 31st, 8:30 AM ET/13:30 CET

Martinsried/Munich (Germany), Princeton, N.J. and Boulder, Colo., October 30, 2007 - GPC Biotech AG (Frankfurt Stock Exchange: GPC; TecDAX index; NASDAQ: GPCB) and Pharmion Corporation (NASDAQ: PHRM) today announced topline overall survival results for the double-blinded, randomized satraplatin Phase 3 registrational trial, the SPARC trial (Satraplatin and Prednisone Against Refractory Cancer). The trial evaluated satraplatin plus prednisone versus placebo plus prednisone as a second-line treatment in 950 patients with hormone-refractory prostate cancer (HRPC). The companies reported that the trial did not achieve the endpoint of overall survival (p=0.80, stratified log rank analysis). The median was 61.3 weeks for the satraplatin arm compared to 61.4 weeks for the control group and the hazard ratio was 0.97 (95% CI: 0.83, 1.13). The companies are currently conducting pre-specified subset analyses.

Based on the results announced today, GPC Biotech is re-evaluating its development plans for satraplatin, including SPERA, the Satraplatin Expanded Rapid Access protocol in the U.S.

Pharmion's Marketing Authorization Application with the European Medicines Agency (EMEA) for satraplatin in combination with prednisone for the treatment of patients with metastatic HRPC who have failed prior chemotherapy was submitted in June 2007. The submission, based on the statistically significant progression-free survival results announced in September 2006, was timed so that overall survival data could be submitted during the review process. The key for Pharmion's European submission now will be to conduct the pre-specified subset analyses and particularly to focus on the impact of prior Taxotere® use. Pharmion plans to review the additional analyses and work closely with the EMEA to determine next steps for the filing.

Conference Calls Scheduled

GPC Biotech will hold a conference call on Wednesday, October 31, 2007 at 13:30 CET/8:30 AM ET. Pharmion Corporation will hold its previously announced conference call to discuss third quarter results on October 31st at 5:00 PM ET. Participants may listen via live webcast, accessible through each company's Web site at www.pharmion.com, www.gpc-biotech.com, or via telephone.

Dial-in numbers for the GPC Biotech conference call are as follows:

Europe: 0049-(0)89-9982-99911 or 0044-(0)20-7806-1957

U.S.: 1-718-354-1389

END OF AD HOC ANNOUNCEMENT

This Ad-hoc Announcement contains forward-looking statements, which express the current beliefs and expectations of the management of GPC Biotech AG and Pharmion Corporation, including summary statements relating to top line results of the SPARC trial and summary statements relating to the potential efficacy and safety profile of satraplatin. Such statements are based on current expectations and are subject to risks and uncertainties, many of which are beyond our control, that could cause future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Actual results could differ materially depending on a number of factors, and we caution investors not to place undue reliance on the forward-looking statements contained in this Ad-hoc Announcement. We direct you to GPC Biotech's Annual Report on Form 20-F for the fiscal year ended December 31, 2006, Pharmion's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, its most recent filings on Form 10-Q and other reports filed with the U.S. Securities and Exchange Commission for additional details on the important factors that may affect the future results, performance and achievements of either Pharmion or GPC Biotech. Forward-looking statements speak only as of the date on which they are made and neither Pharmion nor GPC Biotech undertakes any obligation to update these forward-looking statements, even if new information becomes available in the future.

For further information, please contact:

GPC Biotech AG

Martin Braendle

Director, Investor Relations & Corporate Communications

Phone: +49 (0)89 8565-2693

ir@gpc-biotech.com

In the U.S.: Laurie Doyle

Director, Investor Relations & Corporate Communications

Phone: +1 609 524 5884

usinvestors@gpc-biotech.com